Given the current market conditions for the Issuer's Common Stock, with prevailing prices well below $0.02 per share, the Reporting Persons have the right to receive and beneficially own a mathematically limitless number of shares of the Issuer's Common Stock, limited practically only by the 200,000,000 shares of Common Stock the Issuer has authorized for issuance. As of the day before the date of this filing, the conversion price of the Debentures was $0.0082 (80% of the applicable VWAP of $0.0103) and the outstanding principal balance of the Debentures was $11.9 million; accordingly, if the Issuer had a sufficient number of shares authorized for issuance, YA Global could obtain approximately 1.15 billion shares of Common Stock (and if this conversion price was lower, the number of shares obtainable by YA Global would be correspondingly higher). Even if the market price of the Common Stock rose above $0.10, YA Global could obtain more shares upon conversion than the Issuer has authorized for issuance.

According to Worldwide Stock Transfer, LLC, the Issuer's transfer agent, as of January 18, 2008, there are 127,812,106 shares of Common Stock of the Issuer outstanding. Accordingly, the Reporting Persons' beneficial ownership equals the 72,187,894 shares representing the difference in outstanding and authorized shares, plus the 12,630,000 shares of Common Stock actually owned, for a total of 84,817,894 shares. This figure represents 42.4% of the 200,000,000 that would be outstanding if YA Global were to exercise its right to obtain all shares of Common Stock it could obtain through conversion of the Debentures up to the number of shares of Common Stock currently authorized. This percentage figure will not be subject to change absent a significant increase in the number of shares authorized for issuance by the Issuer, or a significant increase in the market price of the Issuer's common stock, each of which would cause the percentage beneficial ownership of the Reporting Persons to decrease. The Reporting Persons did not acquire any of the Common Shares for the purpose of, and do not otherwise have a plan or purpose to, compel or otherwise encourage the Issuer to increase the number of shares of authorized Common Stock.

The Warrants may not be exercised or converted if, after such exercise or conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than 4.99% of the number of shares of Common Stock then issued and outstanding, unless the Reporting Persons elect to increase or decrease their ownership limit (with any increase only being effective on 65 days prior written notice to the Issuer) to a different percentage. Consequently, none of the shares issuable upon exercise of the Warrants are beneficially owned by any of the Reporting Persons